425 Market Street San Francisco California 94105-2482 Telephone: 415.268.7000 Facsimile: 415.268.7522 www.mofo.com	morrison & foerster llp new york, san francisco, los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. tokyo, london, brussels, beijing, shanghai, hong kong

May 22, 2013

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kamada Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed April 11, 2013

File No. 333-187870

Dear Mr. Riedler:

We enclose herewith, on behalf of Kamada Ltd. (the “Company”), responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated May 20, 2013. The Company intends to file Amendment No. 2 to the Registration Statement on Form F-1, which will incorporate disclosure to address the Staff’s comments, as discussed below. Below, we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 56

1.	In a risk factor at the bottom of page 20 carrying over to page 21 you discuss the potential impact if your new production process is not approved by the FDA, including the potential write off of inventory produced using the new methods. However, you do not appear to disclose the capitalization of any inventory costs under these new methods until the last page of your interim financial statements, page F-58, in Note 4b. Please revise your MD&A disclosure to highlight this known uncertainty and the potential impact on your results of operations, financial position and liquidity.

Jeffrey P. Riedler

May 22, 2013

Response: The Company acknowledges the Staff’s comment and will revise the disclosure on page 58 under “Key Components of Our Results of Operations—Cost of Revenues and Gross Profit” as follows:

In addition to the successful strategic partnership with Baxter and successful penetration of the U.S. market, we have focused during the three months ended March 31, 2013 and the years ended December 31, 2012 and 2011 on increasing our production outputs and improving profitability. In addition, implementing significant technology improvements and streamlining our manufacturing process resulted in significantly increased manufacturing capacity at our facility. The increase in production capacity led to a further increase in profitability and, following the strategic partnership with Baxter, enabled us to achieve economies of scale and lower our per unit costs. We have been implementing production improvements for Glassia that we expect will lead to improved margins and higher productivity in anticipation of additional applications for AAT. ~~FDA approval for such processes is pending and required before we can distribute products produced by the improved processes and realize any expected margin benefits.~~ Any changes in our Glassia production processes must be approved by the FDA, and we recently submitted a supplement to the FDA with respect to the Glassia production improvements. In March 2013, we received a request from the FDA to submit additional data and explanations prior to its approval of our new production processes. We expect to provide the additional information required by the FDA during the second quarter of 2013. We had produced some Glassia using the new processes before we received this request. Until we receive FDA approval for the new processes, we are continuing to produce Glassia according to FDA-approved production processes. We cannot provide assurance that we will obtain such approval on a timely basis or at all. Failure to obtain such approval could cause us to write off the value of the inventory produced using the new methods, which was $9.8 million as of March 31, 2013. In addition, if we do not obtain such approval, we would not obtain the margin benefits we are anticipating from such improved processes.

The Company respectfully advises the Staff that there would be no potential impact on the Company’s liquidity from any delay or failure to obtain FDA approval, and that the only impact would be as disclosed in the disclosure set forth above.

Jeffrey P. Riedler

May 22, 2013

Results of Operations
Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012
Segment Results
Revenues, page 61

2.	You indicate that the decrease in revenue from the first quarter of 2012 to the first quarter of 2013 was in part due to a $4.4 million decrease in your Proprietary Products segment revenues, mainly attributable to a decrease in sales volume of Glassia to Baxter due to the timing of orders from Baxter and your expected timetable for receiving FDA approval for the proposed changes to your production process. In your disclosure on page 70 regarding net cash used in operating activities for 2012, you indicate that the increase in inventory of $4.9 million was due to higher production at the end of 2012 in anticipation of sales in 2013. Please address the following in revised disclosure:

•	the factors that changed from your December 31, 2012 buildup of inventory for anticipated sales to the lack of Glassia orders in the quarter ended March 31, 2013; and

•	how the expected timetable for receiving FDA approval for the proposed changes to your production process impacted your revenue decrease from the prior year quarter and quantify the amount of the decrease due to this factor.

Response: The Company respectfully advises the Staff that the buildup of inventory in the year ended December 31, 2012 was mainly intended for anticipated sales of Glassia after the first quarter of 2013 and the delay in obtaining FDA approval of the improved manufacturing process did not significantly contribute to the decline in revenues for the first quarter of 2013. In order to clarify this point, the Company will revise the disclosure on page 70 under “Liquidity and Capital Resources—Cash Flows from Operating Activities” as follows:

Net cash used in operating activities was $8.3 million for the year ended December 31, 2012. This net cash used primarily reflects net income of $0.3 million and non-cash expenses of $8.3 million, offset by an increase in trade receivables of $6.7 million due to sales made at the end of 2012 for which payment was collected in 2013, as opposed to sales made at the end of 2011 for which a portion of payment was collected during 2011, an increase in inventory of $4.9 million due to higher production at the end of 2012 in anticipation of sales ~~in~~ that were mainly expected to occur after the first quarter of 2013 and a decrease in deferred revenues of $3.4 million reflecting revenues that were collected in advance of 2012. Non-cash expenses of $8.3 million consisted primarily of depreciation expenses of $3.0 million, financing expenses of $3.5 million and stock based compensation of $1.3 million.

Jeffrey P. Riedler

May 22, 2013

In addition, the Company will revise the disclosure on page 61 under “Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012—Revenues” as follows:

In the three months ended March 31, 2013, we generated $12.6 million of total revenues, compared to $19.6 million in the three months ended March 31, 2012, a decrease of $7.0 million, or approximately 36%. This decrease was primarily due to a $4.4 million decrease in our Proprietary Products segment revenues, mainly attributable to a decrease in sales volume of Glassia to Baxter due to the ~~timing of orders from Baxter and our expected timetable for receiving FDA approval for the proposed changes to our production process (see ‘‘Business-Manufacturing and Supply)~~ reason discussed below, as well as a $2.6 million decrease in our Distribution segment revenues, mainly attributable to a decrease in IVIG product sales volume, as one of our competitors resumed marketing and selling its IVIG product in 2013, as expected. The relative decrease in sales of Glassia to Baxter in the three months ended March 31, 2013 was due to the fact that Baxter ordered a greater amount of Glassia to be delivered after the first quarter of 2013 compared to its product orders for delivery in the first quarter of 2012. Baxter’s schedule for the delivery of Glassia contemplated that deliveries would occur mainly during the second half of 2013 and we expect revenue in 2013 from sales to Baxter will mainly be recognized during the second half of the year. We currently expect to receive FDA approval of the improved production processes during the second half of 2013 (see “Business—Manufacturing and Supply”). While the FDA review is pending, we are continuing to produce Glassia according to the FDA-approved production processes to fulfill Baxter’s orders in 2013, which will enable us to meet Baxter delivery requirements regardless of the timing of obtaining FDA approval for the improved processes.

3.	Revise your disclosure to clarify the nature of the milestone achieved that resulted in revenues of $4.5 million in 2013.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure on page 58 under “Key Components of Our Results of Operations—Revenues” as follows:

Jeffrey P. Riedler

May 22, 2013

In the second quarter of 2013, we successfully completed a milestone under our license agreement with Baxter related to the transfer of technology to Baxter, for which we are entitled to payment of $4.5 million in 2013.

The Company will also revise the disclosure on page 89 under “Strategic Partnerships—Baxter (Glassia)” as follows:

In addition, under the amended licensing agreement, we successfully completed a milestone related to the transfer of technology to Baxter and are entitled to payment of $4.5 million in 2013.

Additionally, the Company will revise the disclosure on page F-58 under Note 5(c) as follows:

In addition, the Company completed an additional milestone under the amended license agreement related to the transfer of technology to Baxter and the Company is entitled to payment of $4.5 million.

Notes to Consolidated Financial Statements
Note 22: Share-Based Payment, page F-36

4.	We acknowledge your response to our comment 3 and your revised disclosure. As Paragraph 16 of IFRS 2 states that “an entity shall measure the fair value of equity instruments granted at the measurement date” and the fact that you have disclosed that the measurement date has not yet been met, please revise your disclosure to clarify your accounting upon the occurrence of the measurement date. Your revised disclosure appears to indicate that you are currently accounting for the options based on your expectation of vesting during the period.

Response: In response to the Staff’s comment, the Company respectfully clarifies that although the measurement date has not yet been set, according to IG4 of IFRS 2, the Company is required to estimate the fair value of the options at the end of each reporting period for the purpose of recognizing the services received during the period between the service commencement date and the grant date. Once the grant date has been established, the Company will revise the estimated fair value of the options so that the amounts recognized for services received in respect of the grant are ultimately based on the grant date fair value of the option (i.e., the date of the approval of the shareholders general meeting).

Jeffrey P. Riedler

May 22, 2013

Separately, because the options granted include both a service condition and a performance condition, the Company is required to estimate the number of options expected to vest at the end of each reporting period to determine what expenses are required to be recorded for such reporting period, taking into consideration the Company’s assessment whether it is probable that the U.S. initial public offering will occur. As of December 31, 2012 and March 31, 2013, the Company was unable to conclude that the likelihood of a U.S. initial public offering was probable to occur; therefore no expense was recorded for the applicable periods.

Additionally, the Company will revise the disclosure in Note 22 on page F-37 to clarify the accounting treatment upon the occurrence of the measurement date as follows:

The measurement date of the options granted has not yet been set since the grant is subject to shareholder approval. The options include both a service condition and a performance condition. Based on IFRS 2 Para 18-19, the Company will recognize an expense for services received during the service period based on the best available estimate of the number of options expected to vest at each reporting date, taking into consideration the likelihood of an IPO occurrence. As of December 31, 2012 no expense was recorded in respect of the above mentioned options, ~~since no options were expected to vest~~ as the Company was unable to conclude that the IPO was probable to occur. ~~The Company will reevaluate the number of options expected to vest at each reporting date.~~

According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $ 551 thousand as of December 31, 2012. The modification to the option terms on April 9, 2013 did not create incremental fair value to the options. The Company will revise the estimated fair value of the options on the ultimate grant date, which is the approval date by the shareholders general meeting.

Note 2: Significant Accounting Policies
b. new standards, interpretations and corrections first applied by the Company
1. IAS 19 (revised)- Employee Benefits, page F56

Jeffrey P. Riedler

May 22, 2013

5.	IAS 8 defines retrospective application as applying a new accounting policy to transactions, other events and conditions as if that policy had always been applied. With regards to your retrospective application of IAS 19 (Revised), please revise your financial information and related disclosures to retrospectively apply IAS 19 (Revised) for all periods presented in the registration statement or tell us the accounting literature that supports your accounting presentation in the filing.

Response: The Company acknowledges the Staff’s comment and will revise its financial information and related disclosures to retrospectively apply IAS 19 (Revised) for all periods presented in the registration statement.

* * * * *

Jeffrey P. Riedler

May 22, 2013

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-6966.

Sincerely,

/s/ Andrew D. Thorpe

Andrew D. Thorpe, Esq.

Enclosures

cc:	Mark Brunhofer (Securities and Exchange Commission)

Daniel Greenspan (Securities and Exchange Commission)

Sasha Parikh (Securities and Exchange Commission)

Amy Reischauer (Securities and Exchange Commission)

David Tsur (Kamada Ltd.)

Gil Efron (Kamada Ltd.)

Bruce A. Mann (Morrison & Foerster LLP)

Michael Kaplan, Esq. (Davis Polk & Wardwell LLP)

Raz Tepper (Fischer Behar Chen Well Orion & Co)

Ari Fried (Gornitzky & Co)